Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

      Alion Science and Technology Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-114935) on Form S-8 of Alion Science and Technology Corporation of our report dated December 10, 2004, relating to the consolidated balance sheets of Alion Science and Technology Corporation as of September 30, 2004 and 2003, and the related consolidated statements of operations, shareholder’s equity (deficit), and cash flows for the years ended September 30, 2004 and 2003 and for the period from October 10, 2001 (inception) through September 30, 2002, and the related consolidated financial statement schedule, which report appears in the September 30, 2004 annual report on Form 10-K of Alion Science and Technology Corporation.

/s/ KPMG LLP
Chicago, Illinois
December 27, 2004